Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES DISTRIBUTIONS FOR THIRD QUARTER 2006

Calgary, July 12, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of Cdn$0.38 per trust unit will be payable to unitholders for each of the months of July, August and September, 2006 as per the table below. This quarterly distribution declaration reflects Harvest’s commitment to sustainability, and is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
July 24, 2006	July 20, 2006	August 15, 2006	$0.38
August 22, 2006	August 18, 2006	September 15, 2006	$0.38
September 22, 2006	September 20, 2006	October 16, 2006	$0.38

The Cdn$0.38 per unit is equivalent to approximately U.S.$0.335 per unit if converted using a Canadian/U.S. dollar exchange ratio of 1.13. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 75% to crude oil and liquids and 25% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca